BRP Group, Inc. 4010 Boy Scout Blvd. Suite 200 Tampa, Florida 33607 October 22, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Gabor
Mr. Joseph McCann

Re:	BRP Group, Inc. Registration Statement on Form S-1 Registration No. 333-233908

Dear Mr. Gabor and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on October 23, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

BRP GROUP, INC.

By:	/s/ Trevor L. Baldwin
Name: Trevor L. Baldwin
Title: Chief Executive Officer

Via EDGAR

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP